

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

James N. Topper
Chief Executive Officer and Chairman
Frazier Lifesciences Acquisition Corp
Two Union Square
601 Union St., Suite 3200
Seattle, WA 98101

> **Re: Frazier Lifesciences Acquisition Corp**
> **Form 10-K for the Fiscal Year Ending December 31, 2021**
> **Filed March 25, 2022**
> **File No. 001-39765**

Dear James N. Topper:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction